GENERAL ASSIGNMENT

This Assignment is made this 22nd day of October, 2002, by iPrint Technologies, inc., located at 3073 Corvin Drive, Santa Clara, California, hereinafter referred to as Assignor, to Sherwood Partners, Inc., a California corporation, hereinafter referred to as Assignee.

WITNESSETH: That Assignor, for and in consideration of the covenants and agreements to be performed by Assignee, as hereinafter contained, and for good and valuable consideration, receipt whereof is hereby acknowledged, does hereby grant, bargain, sell, assign, convey and transfer to Assignee, its successors and assigns, in trust, for the benefit of Assignor's creditors generally, all of the property of Assignor of every kind and nature and wheresoever situated, both real and personal, and any interest or equity therein not exempt from execution, including, but not limited to, all that certain stock of merchandise, equipment, furniture and fixtures, accounts, books, cash on hand, cash in bank, deposits, patents, copyrights, trademarks and trade names and all associated goodwill, source codes, software, and related documentation, insurance policies, and choses in action that are legally assignable, together with the proceeds of any existing non-assignable choses in action that may hereafter be recovered or received by Assignor. Assignor agrees to execute such additional documents as shall be necessary to accomplish the purposes of this Assignment.

This Assignment specifically includes and covers all claims for refund or abatement of all excess taxes heretofore or hereafter assessed against or collected from Assignor by the U.S. Treasury Department or any other taxing agency, and Assignor agrees to sign and execute power of attorney or such other documents as required to enable Assignee to file and prosecute, compromise and/or settle, all such claims before the Internal Revenue Service, U.S. Treasury Department or any other taxing agency.

Assignee is to receive said property and conduct the related business, should it deem it proper, and is hereby authorized at any time after the signing hereof by Assignor to sell and dispose of said property upon such time and terms as it may see fit, and is to pay to creditors of Assignor pro rata, the net proceeds arising from the conducting of said business and sale and disposal of said property, after deducting all moneys which Assignee may at its option pay for the discharge of any lien on any of said property and any indebtedness which under the law is entitled to priority of payment, and all expenses, including a reasonable fee to Assignee and its attorney and to the attorney, if any, for Assignor. If creditors of Assignor are paid in full, Assignee shall make distribution to equity holders in Assignor in accordance with the liquidation rights of such holders.

Assignee is also authorized and empowered to appoint and compensate such agents, field representatives and/or attorneys and/or accountants as it may deem necessary, and such agents and/or field representatives shall have full power and authority to open bank accounts in the name of Assignee or its nominees or agents and to deposit assigned assets or the proceeds thereof in such bank accounts and to draw checks thereon and with the further power and authority to do such other acts and to execute such papers and documents in connection with this Assignment as Assignee may consider necessary or advisable.

Assignor acknowledges that certain of the assets being assigned under this General Assignment may be subject to restrictions on the use or transfer of such assets, the unauthorized use or transfer of which may result in further damages or claims. Such assets may include, without limitation, intellectual property rights of the Assignor (e.g., trade names, service names, registered and unregistered trademarks and service marks and logos; internet domain names; patents, patent rights and applications therefor, copyrights and registrations and applications therefor; software and source code (and software licenses with respect thereto); customer lists and customer information; know-how, trade secrets, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary assets (collectively, "Intellectual Property")).

Assignor authorizes the forwarding of its mail by the U.S. Postal Service as directed by Assignee.

IN WITNESS WHEREOF the parties hereunder set their hands the day and year first above written.

Assignor's Federal Tax I.D. Number: 77-0436465	Assignor: iPrint Technologies, inc. By:/s/Monte D. Wood Its: President and Chief Executive Officer Assignee: Sherwood Partners, Inc. By:/s/Michael Maidy Its: President